SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description
No. 1          Holding(s) in Company released on 05 January 2004
No. 2          Holding(s) in Company released on 05 January 2004
No. 3          Listing Particulars released on 16 January 2004

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc


2. Name of shareholder having a major interest

Morley Fund Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

No longer a Notifiable interest of company in (2) above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd - 3,239,411 shares
Chase GA Group Nominees Ltd - 7,934,631 shares
Chase Nominees Ltd - 1,363,458 shares
CUIM Nominee Ltd - 3,823,783 shares
RBSTB Nominees Ltd - 835,796 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security

Ordinary 10p Share


10. Date of transaction

23 December 2003


  11. Date Company informed

5 January 2004


12. Total holding following this notification

17,197,079


13. Total percentage holding of issued class following this notification

2.89%


14. Any additional information


 15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133


16. Name and signature of authorised company official responsible for making this notification

Clare Duffill


Date of notification

5 January 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     19 DECEMBER 2003

11)  Date company informed

     5 JANUARY 2004

12)  Total holding following this notification

     19,274,451

13)  Total percentage holding of issued class following this notification

     3.24%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     THE RANK GROUP
     6 CONNAUGHT PLACE
     LONDON W2 2EZ
     020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .....05 JANUARY 2004.....



                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE PRUDENTIAL ASSURANCE COMPANY LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     19 DECEMBER 2003

11)  Date company informed

     5 JANUARY 2004

12)  Total holding following this notification

     18,178,710

13)  Total percentage holding of issued class following this notification

     3.05%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     THE RANK GROUP
     6 CONNAUGHT PLACE
     LONDON W2 2EZ
     020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .....05 JANUARY 2004.....



LETTER TO:  RANK GROUP PLC

Companies Act 1985 (as amended)
Disclosure of Interests in Shares

In accordance with part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule is Laurence Pountney Hill London EC4R 0HH.

From:  Colin Houghton
       for and on behalf of Prudential plc.




            Notifiable Position Report for RANK GROUP ORD GBP0.10
                           as at 19 December 2003

Percentage holdings are calculated using an issued share capital of 594,803,630 ORD GBP0.10 shares

                         Registered Holder                               Holding          %
Prudential plc                                                        19,274,451        3.24  Total Notifiable Interest

                         M&G (LOMBARD ST) NOMS FPE                        68,443
                         MAGIM HSBC GIS NOM (UK) SALI                    214,584
                         PRUCLT HSBC GIS NOM(UK) PAC AC               15,212,668
                         PRUCLT HSBC GIS NOM(UK) PPL AC                2,728,160
                         PRUCLT HSBC GIS NOM(UK) SAL AC                   23,298
                         PRUDENTIAL HOLBORN PENSIONS LD                      776
                         ROY NOMINEES 578079                             204,745
                         ROY NOMS LTD 578052                             111,858
                         ROY NOMS LTD 578141                             231,233
                         ROY NOMS LTD 578192                             478,686

The Prudential Assurance Company Limited                              18,178,710        3.05

                         MAGIM HSBC GIS NOM(UK) SALI                     214,584
                         PRUCLT HSBC GIS NOM(UK) PAC AC               15,212,668
                         PRUCLT HSBC GIS NOM(UK) PPL AC                2,728,160
                         PRUCLT HSBC GIS NOM(UK) SAL AC                   23,298


Exhibit No. 3


FORMAL NOTICE FOR SPECIALIST SECURITIES



PUBLICATION DATE:             16 January 2004


Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:             GBP167,722,000 3.875 per cent. Convertible Bonds
                              due 2009 convertible into Ordinary Shares of The
                              Rank Group plc

ISSUER:                       The Rank Group Plc

INCORPORATED IN:              England and Wales

GUARANTOR:                    N/A

INCORPORATED IN:              N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

(Registered office of the Issuer)        (Principal Paying and Conversion Agent)
The Rank Group Plc                       J.P. Morgan Chase Bank
6 Connaught Place                        Trinity Tower
London W2 2EZ                            9 Thomas More Street
United Kingdom                           London E1W 1YT
                                         United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  19 January 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary